SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

Date: October 14 2005

ON TRACK INNOVATIONS LTD.

You are hereby invited to an Extraordinary Shareholders Meeting (the “Meeting”) of On Track Innovations Ltd.‘s (the “Company”) shareholders to be held on November 5, 2005, 07:30 PM (Israel local time) at the offices of the Company in Rosh-Pina, Israel.

The matters on the agenda of the Meeting and the summary of the proposed resolutions are as follows:

1.	Due to the excellent achievements of the Company during the year 2005, as evidenced, among others, by both the number of significant projects that the Company entered into during the past year and the successful restructuring of the Company during this period, to ratify in accordance with the provisions of the Companies Law, the grant of 900,000 options to Company’s Directors and certain management members under the Company’s Share Option Plan, at an exercise price equal to the Company’s closing price on the date of grant, of 11.23 USD per Ordinary Share underlying such option. The Options shall be fully vested upon issuance. This resolution shall be effective as of September 25, 2005, which is the date of the Board of Directors resolution that approved such grant.

2.	To ratify in accordance with the provisions of the Israeli Companies Law the extension of the existing employment agreement (the “Agreement”) between OTI America Inc. (“OTI America”) and Mr. Ohad Bashan (“Mr. Ohad Bashan”), the CEO of OTI America and the Company’s Director and VP of Global Marketing, so that the terms of Mr. Ohad Bashan’s employment shall be the same as in his employment agreement with OTI America, the original term of which expired in August 2005, subject to the changes referred to herein.

2.1	Term of the Agreement - four years commencing on August 24, 2005.

2.2	The monthly salary of Mr. Ohad Bashan shall remain the same, and the options compensation shall increase from 30,000 options per year to 50,000 options of the Company’s Ordinary Shares (the “Options”) per year. The Options shall be fully vested upon issuance. The exercise price of 50% of the Options (100,000) shall be 11.48 USD, and the exercise price of 50% of the Options (100,000) shall be the par value (NIS 0.1) of the Ordinary Share underlying each option. Mr. Ohad Bashan’s annual bonus shall be 0.5% of OTI’s sales in Americas markets.

2.3	As a result of OTI America’s relocation from California to New Jersey during the year 2004, the cost of living reimbursements to Mr. Ohad Bashan shall increase from 50,000 USD to 90,000 USD during each year of Mr. Ohad Bashan’s Employment Period.

2.4	In case of termination of Mr. Ohad Bashan’s employment with either OTI America or the Company following a merger or acquisition of the Company in which the Company is not the surviving entity, Mr. Ohad Bashan shall be entitled to continue to receive his monthly salary and all benefits until the completion of the Employment Period and to the full and immediate acceleration of any unvested options held by him immediately prior to the closing of such transaction.

2.5	Mr. Ohad Bashan shall be entitled to severance payment in an amount equal to two months of salary for each year of employment with OTI America or the Company, in addition to all benefits and salary that he is entitled to receive in accordance to the Agreement.

Only shareholders of record at the closing of the trading day of October 11 2005 (the “Record Date”) are entitled to attend and vote at the Meeting. A shareholder whose shares are registered in his or her favor with a member of a Stock Exchange and such Shares are included in the Shares which are registered in the Register of Shareholders of the Company under the name of such member of a Stock Exchange, shall be required to prove its ownership of the Shares as of the Record Date, by providing the Company at least 48 hours before the time appointed for holding the Meeting, with an ownership certificate in the form attached herewith, issued by such a member of a Stock Exchange. As of the Record Date 9,412,060 ordinary shares are outstanding and eligible for voting at the Meeting.

Under the Articles of Association of the Company (the “Articles”), no business shall be transacted at any shareholders’ meeting unless a quorum is present when the meeting proceeds to business. The quorum required for a meeting is at least two shareholders present in person or by proxy, holding at least 33 1/3% of the issued and outstanding ordinary shares of the Company (a “Quorum”). If within half an hour from the time appointed for holding a meeting a Quorum is not present, the meeting shall be dissolved and it shall stand adjourned to the same day in the next week (or the business day following such day, if such day is not a business day) at the same time and place, and if at such adjourned meeting a Quorum is not present within half an hour from the time appointed for holding the meeting, the shareholders then present at such adjourned meeting shall constitute a quorum.

A shareholder wishing to vote by proxy must deposit the proxy at the offices of the Company at the address set herein below, at least 48 hours before the time appointed for holding the Meeting. Attached for your convenience is a form of a proxy.

Copies of the suggested resolutions, are available for inspection at the Company’s offices in Z.H.R Industrial Zone Rosh-Pina, Israel, 12000 (tel. 972-4-6868000) between the hours 9:00-12:00 am as well as the offices of the Paying and Depository Agent, Dresdner Bank Dresdner Bank AG, Corporates & Markets CMEG, Corporate Finance Services THA 44, Jürgen-Ponto-Platz 1, 60301 Frankfurt am Main, Germany and the offices of the Company’s transfer agent, Continental Stock Transfer & Trust Company, 17 Battery Pl. – 8th Floor, New York, NY 10004, USA, att: Gail Schweda.

By order of the board of directors:

———————————
On Track Innovations Ltd.

Ownership Certificate

Company's name: On Track Innovations Ltd.
Company's Reg. No.: 52-004286-2

Name of Stock Exchange member: ____________

Details of shareholder:
(if there are several joint owners of the shares, their details should be included)
(1) Name of shareholder ______________
(2) I.D. No. __________________

If shareholder does not hold an Israeli I.D. -
Passport No. ______________     Passport valid until ______________
Country where Passport was issued _________________

If shareholder is a corporation -
Registration No. ___________     Country of incorporation _____________

(3) Record Date for which this certificate is granted __________

Details of the Shares:
(1)	Name of the security – Ordinary Share;
Par value – N.I.S 0.1 ; ISIN code – IL 009248951
(2)	No. of Shares – _________
(3)	Type of Shares: Ordinary

Signature of Stock Exchange member ____________      Date: ______________

On Track Innovations Ltd.

Proxy

Date: __________

I, the undersigned, _________________, a shareholder of On Track Innovations Ltd. (the “Company”), and entitled to _______ votes at the Extraordinary General Meeting of the shareholders of the Company (the “Meeting”), hereby appoint Oded Bashan, and in his absence, Ronnie Gilboa, to vote for me and on my behalf at the Meeting to be held on the ___ day of ____, 2005 and at every adjournment thereof.

As Witness my hand this _____ day of _______ 2005.

——————————
            Signature

SIGNATURES

                   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: October 14th, 2005